

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Yulin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.
88 Tongda Road, Touqiao Town
Guangling District, Yangzhou, 225000
People's Republic of China

> **Re: Meihua International Medical Technologies Co., Ltd.**
> **Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed September 13, 2021**
> **File No. 333-258659**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form F-1 filed September 13, 2021

Prospectus Summary, page 1

1. We note that China-based subsidiaries constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, its China-based subsidiaries, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the China-based subsidiaries and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the China-based subsidiaries, which includes the cash held and transferred among entities.

You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joe Laxague, Esq.